Mail Stop 6010

June 30, 2008

Via U.S. Mail and Facsimile

Clyde Hosein
Chief Financial Officer
Marvell Technology Group Ltd.
5488 Marvell Lane
Santa Clara, CA 95054

> **Re: Marvell Technology Group Ltd.**
> **Form 10-K for the Fiscal-Year ended February 2, 2008**
> **Filed March 28, 2008**
> **Form 10-Q for the Fiscal-Quarter ended May 3, 2008**
> **File No. 000-30877**

Dear Mr. Hosein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal-Year ended February 2, 2008

Notes to Consolidated Financial Statements, page 84

Note 1 – The Company and its Significant Accounting Policies, page 84

Revenue Recognition, page 88

1.   We note your agreements with distributors include price protection and rights of
        return other than for warranty, therefore you defer recognizing revenue on sales
        made to these customers until the customers sell the products to a third party.
        You also defer recognizing revenue in certain instances where delivery is made
        prior to the customer requested delivery date and when customers receive
        extended payment terms. We also note that when you defer recognizing revenue,
        you record a current liability on the balance sheet under the "deferred income"
        caption as the net of the deferred revenue and the related cost of the inventories.

        ·   Please tell us the amount of gross deferred revenue and gross deferred cost of
            sales present at each balance sheet date.
        ·   Describe to us the methodology, if any, employed to evaluate the deferred
            costs for impairment and the authoritative literature in US GAAP on which
            you base that policy.
        ·   We note that you defer revenue for customers who have return rights and
            price protection. Please revise future filings to clarify, if true, that the reason
            you defer revenue in those situations is because you are unable to estimate
            returns and pricing changes for the revenue transactions.
        ·   Explain to us how that you considered the guidance in paragraph 6 of
            SFAS 48 in determining the appropriate accounting treatment for the
            referenced revenue transactions.

2.   We note you do not discuss, or present a separate caption for, inventory held at
        customers, which appears to indicate that you relieve inventory at the time of
        sales to your customers. We also note that customers can return physical
        inventory to you and you are unable to reasonably estimate the amount of the
        inventory that may be returned. Please discuss your basis under US GAAP for
        relieving inventory at the time of shipment to these customers. Reference the
        specific authoritative literature on which you have based your policy.

Note 4 – Supplemental Financial Information, page 105

Accrued Liabilities, page 106

3.   We see that during the fourth fiscal quarter of 2008, you amended the supply
        agreement with Intel. Due to this amendment, you recorded an $18.3 million
        adjustment to the supply agreement liability and goodwill and also recorded

$22.1 million as a credit to other income. Please describe for us in greater detail the accounting basis for the referenced adjustments to goodwill and the separate recognition of the credit to other income. In your discussion, please discuss how you determined the proper amounts to allocate to goodwill and other income. Revise future filings as necessary based on our concerns.

Note 13 – Segment and Geographic Information, page 128

4.   Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles or investments. See question 22 to the FASB publication "Segment Information: Guidance on Applying Statement 131." Please address our concern in your future filings.

Item 11. Executive Compensation, page 135

5.   We note your disclosure on page 9 of the proxy statement that you have incorporated by reference into your Form 10-K that you intend to appoint a non-executive chairman to your board of directors. We also note that you made the same statement on page 7 of your proxy statement filed on September 14, 2007. In your future filings, as applicable, please describe your efforts to appoint a non-executive chairman and address the reasons why you have not been able to make such appointment and whether you have established any timeline for making the future appointment.

Form 10-Q for the Fiscal-Quarter ended May 3, 2008

Notes to the Unaudited Condensed Consolidated Financial Statements, page 6

Note 3. Supplemental Financial Information, page 11

Available-for-sale investments, page 11

6.   We note that beginning in February 2008, most auction rate securities (ARS) auctions began to fail, and accordingly the contractual interest rates on the securities reset and the securities became illiquid. Consequently, you reclassified these securities to long-term investments since there was an insufficient observable market for the ARS, and you determined the fair value of the ARS utilizing a discounted cash flow model. Please tell us the following:

·   The basis for the assumptions used to determine your estimate of the present value of the auction rate securities in your discounted cash flow analysis, including the sensitivity of your estimated present value to those assumptions.
·   How you determined, based on your estimate of fair value, that the temporary impairment loss was only $1.7 million and specifically how you concluded that there were no *other-than-temporary* losses in your auction rate security

investments at May 3, 2008, considering the failed auctions for your ARS beginning in February 2008. Please clarify whether you have the intent and the ability to hold these securities until <u>maturity</u>. Refer to SFAS 115, FSP FAS 115-1 and FAS 124-1, SAB Topic 5M, or other authoritative accounting literature which supports your analysis.

· Please confirm whether your investments in auction rate securities continue to be AAA or Aaa rated subsequent to the failed auctions beginning in February 2008.

Note 7. Commitments and Contingencies, page 16

Contingencies, page 17

7. We note that you have numerous lawsuits and claims currently outstanding. Specifically, we see that you recently entered a memorandum of understanding regarding the Shareholder Derivative Litigation in which you agreed to pay up to $16 million in plaintiff's attorneys' fees and also received a settlement of $24.5 million from your liability insurers. Please clarify for us what amounts have been accrued for the Shareholder Derivative Litigation. In light of the settlement of $24.5 million from you liability insurers, please clarify how this amount impacted your accrual for the loss contingency. Additionally, please clarify whether the $10 million civil penalty from the SEC complaint was accrued at the most recent quarter end. Lastly, please also note that paragraph 9 of SFAS 5 requires you to disclose the nature of any significant accrual and in some circumstances disclose the amount accrued. Please update your discussion of these matters in future filings, including your next Form 10-Q.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Joseph McCann at (202) 551-6262 if you have questions on other comments.

Sincerely,

Tim Buchmiller
Senior Attorney